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                               PRESS RELEASE


                       WILSHIRE OIL COMPANY OF TEXAS
                 ADOPTS STOCKHOLDER PROTECTION RIGHTS PLAN


            DATELINE, June 21, 1996 -- The Board of Directors of WILSHIRE OIL COMPANY OF TEXAS today adopted a Stockholder Protection Rights Plan and declared a dividend of one Right on each outstanding share of Common Stock, par value $1.00 per share (the "Common Stock"), of Wilshire. The dividend will be paid on August 5, 1996 to stockholders of record on July 6, 1996.

            The Rights Plan was not adopted in response to any specific effort to acquire control of Wilshire. Rather, it was adopted to deter abusive takeover tactics that can be used to deprive stockholders of the full value of their investment.

            Until it is announced that a person or group has acquired 15% or more of the Common Stock (or 25% or more in the case of persons who as of June 21, 1996 beneficially own 10% or more of the Common Stock) (an "Acquiring Person") or commences a tender offer that will result in such person or group owning 15% or more of the Common Stock (or 25% or more in the case of persons who as of June 21, 1996 beneficially own 10% or more of the Common Stock), the Rights will be evidenced by the Common Stock certificates, will automatically trade with the Common Stock and will not be exercisable. Thereafter, separate Rights certificates will be distributed and each Right will entitle its holder to purchase one one-hundredth of a share of Series A Participating Preferred Stock at an exercise price of $25. The terms of the Series A Participating Preferred Stock are designed so that each one one-hundredth of a share is the economic equivalent of one share of Common Stock.

            Upon announcement by the Company that any person or group has become an Acquiring Person, then on such date or such later date as the Board of Directors fixes by resolution prior to such date (the "Flip-in Date") each Right (other than Rights beneficially owned by any Acquiring Person or transferees thereof, which Rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of Common Stock having a market value of twice the exercise price. Also, if after an Acquiring Person controls Wilshire's Board of Directors, Wilshire is involved in a merger or consolidation or sells more than 50% of its assets or earning power (or has entered an agreement to do any of the foregoing) and, in the case of a merger or consolidation, the Acquiring Person will receive different treatment than all other stockholders or the merger or

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consolidation is with the Acquiring Person or an affiliate thereof, each
Right will entitle its holder to purchase, for the exercise price, a number of shares of common stock of the Acquiring Person having a market value of twice the exercise price. If any person or group acquires between 15% and 50% of the Common Stock, Wilshire's Board of Directors may, at its option, exchange one share of Common Stock or Series A Participating Preferred Stock having economic terms similar to those of one share of Common Stock for each Right.

            The Rights may generally be redeemed by the Board of Directors for $0.01 per Right prior to the Flip-in Date.

            S. Wilzig Izak, Chairman and Chief Executive Officer of the Board of Wilshire, stated that "The plan is intended to prevent anyone from gaining control of Wilshire without paying all stockholders a fair price. It ensures unsolicited acquisitions will be on terms equitable to all shareholders. The Rights Plan is not intended to and will not prevent a takeover of Wilshire at a full and fair price. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the Common Stock unless the Rights are first redeemed by the Board of Directors of the Company. Nevertheless, the Rights will not interfere with a transaction that is in the best interests of the Company and its stockholders because the Rights can be redeemed prior to a triggering event."

            The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable to Wilshire or its stockholders and will not change the way in which Wilshire shares are traded."

            A letter to stockholders regarding the Rights Plan and a Summary of certain terms of the Rights Plan will be mailed to stockholders.

            Wilshire is a publicly held company whose shares are listed on the New York Stock Exchange under the ticker symbol WOC. Wilshire explores for and develops oil and gas properties in the U.S. and Canada, and owns multi-family and commercial real estate properties in the U.S.

            For additional information, contact: Steven Gelman at Wilshire at (201) 420-2796 with any questions.